New Patriot Transportation Holding, Inc. 10-12B/A

 Exhibit 21.1

New Patriot Transportation Holding, Inc. Subsidiaries

•	Patriot Transportation, Inc., formerly known as Patriot Transportation Holding, Inc.

•	Florida Rock & Tank Lines, Inc.

•	STI Holding, Inc.